                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                   FORM 11-K


( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
         For the fiscal year ended December 31, 1993

                                       OR

(   )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
         For the transition period from _____ to _____



Commission file number 0-5550



                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                            (Full title of the Plan)




                           TELE-COMMUNICATIONS, INC.
              (Issuer of the securities held pursuant to the Plan)




                                5619 DTC Parkway
                          Englewood, Colorado  80111
                  (Address of its principal executive office)

REQUIRED INFORMATION

          Financial Statements:                                     Page No.
          --------------------                                      --------
            Independent Auditors' Report                                1

            Statements of Net Assets Available
               for Participant Benefits,
               December 31, 1993 and 1992                               2

            Statements of Changes in Net Assets
               Available for Participant Benefits,
               Years ended December 31, 1993, 1992 and 1991             3

            Notes to Financial Statements,
               December 31, 1993, 1992 and 1991                      4 to 7

            Schedule 1 - Plan Investments                               8

            Schedule 2 - Reportable Transactions                        9

         Exhibit-

            23 - Consent of KPMG Peat Marwick





SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                          TELE-COMMUNICATIONS, INC.
                                         EMPLOYEE STOCK PURCHASE PLAN
                                            (Name of Plan)




                                           By /s/ GARY K. BRACKEN
                                              Gary K. Bracken
                                              Plan Administrator and
                                              Member of Plan Committee


June 29, 1994

                          Independent Auditors' Report


The Plan Committee
Tele-Communications, Inc.
 Employee Stock Purchase Plan:


We have audited the accompanying statements of net assets available for participant benefits of the Tele-Communications, Inc. Employee Stock Purchase Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Tele-Communications, Inc. Employee Stock Purchase Plan as of December 31, 1993 and 1992, and the changes in those net assets for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of plan investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ KPMG PEAT MARWICK
                                                KPMG Peat Marwick



Denver, Colorado
June 24, 1994

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 1993 and 1992


Assets                                                                        1993                  1992
- - ------                                                                     ----------            ----------
Cash and cash equivalents                                               $   1,407,105              1,366,871

Investment in employer securities,
   at market value (Tele-Communications, Inc.
   common stock):

      7,207,399 and 6,788,559 Class A shares,
         with cost of $118,955,783 and
         $89,714,861 at December 31, 1993
         and 1992, respectively                                           218,023,820            144,256,879

Investments in marketable securities
   (other than employer securities),
   at market value:

      Republic Pictures Corporation Class A
         common stock, with cost of $29,040 and
         $33,685 at December 31, 1993 and 1992,
         respectively                                                         318,024                219,142

      General Communication, Inc. Class A
         common stock, with cost of $169,480 and
         $170,457 at December 31, 1993 and 1992,
         respectively                                                         624,877                350,988

      General Communication, Inc. Class B
         common stock, with cost of $53,244 and
         $57,345 at December 31, 1993 and 1992,
         respectively                                                          67,780                 36,500
                                                                        -------------           ------------

                                                                          220,441,606            146,230,380


Liabilities
- - -----------

Due to broker for securities purchased                                      1,049,986                999,965
                                                                        -------------           ------------

Net assets available for participant benefits,
   including $3,702,786 and $6,761,261 of
      benefits payable to participants in 1993
      and 1992, respectively                                            $ 219,391,620            145,230,415
                                                                        =============           ============


See accompanying notes to financial statements.

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                 Statements of Changes in Net Assets Available
                            for Participant Benefits

                  Years ended December 31, 1993, 1992 and 1991


                                                                        1993                  1992                 1991
                                                                    ------------           ----------          -----------
Contributions:
   Employer                                                        $  16,448,894             12,931,053           7,790,462
   Employee                                                           16,904,515             13,101,966           7,933,564
   Transfers from other plans                                            356,950                852,494                  --
                                                                   -------------           ------------        ------------
                                                                      33,710,359             26,885,513          15,724,026
                                                                   -------------           ------------        ------------

Net investment income:
   Net unrealized appreciation
      (depreciation) of securities:

         Tele-Communications, Inc.
            Class A common stock                                      64,409,739             28,601,910          24,127,555

         Republic Pictures Corporation
            Class A common stock                                         146,908                 70,524             (29,282)

         General Communication, Inc.
            Class A common stock                                         316,920                 94,294             (13,581)

         General Communication, Inc.
            Class B common stock                                          (5,819)                (6,184)             21,591

   Realized gain on securities
      transactions                                                            --                     --               3,996

   Interest income                                                        32,429                 84,972              23,149
                                                                   -------------           ------------        ------------
                                                                      64,900,177             28,845,516          24,133,428
                                                                   -------------           ------------        ------------
Total contributions and net
   investment income                                                  98,610,536             55,731,029          39,857,454

      Distributions to participants                                  (24,449,331)           (19,491,529)        (11,778,695)
                                                                   -------------           ------------        ------------

Increase in net assets available
      for participant benefits                                        74,161,205             36,239,500          28,078,759

Net assets available
   for participant benefits:

      Beginning of year                                              145,230,415            108,990,915          80,912,156
                                                                   -------------           ------------        ------------

      End of year                                                  $ 219,391,620            145,230,415         108,990,915
                                                                   =============           ============        ============


See accompanying notes to financial statements.

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

                        December 31, 1993, 1992 and 1991


(1) Summary of Significant Accounting Policies

    Basis of Presentation

    The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

    Trust Fund Managed by The Colorado National Bank ("Trustee")

    Under the terms of a trust agreement between the Trustee and the Tele-Communications, Inc. Employee Stock Purchase Plan (the "Plan"), the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in employer securities without regard to any fiduciary requirement to diversify Plan assets.

    Cash Equivalents

    The Plan considers investments with initial maturities of three months or less to be cash equivalents.

    Investments

    Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The values used for Tele-Communications, Inc. ("TCI") Class A common stock were $30.25 and $21.25 per share at December 31, 1933 and 1992, respectively.
    On June 15, 1994 TCI Class A common stock closed at $21.25 per share. Securities transactions are accounted for on the trade date. Distributions are reflected at current market value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" ("FIFO") method.

    Income Taxes

    The Plan has received a determination letter from the Internal Revenue Service, dated February 4, 1986, which provides that the Plan is qualified under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income taxation under Section 501 of such Code. The Plan has also received a determination letter, dated March 6, 1989, regarding qualification of the salary reduction provisions of the Plan under Section 401(k) of the Internal Revenue Code.

    Plan Expenses

    Administrative expenses of the Plan are paid by TCI. Accordingly, such expenses are not reflected in the accompanying financial statements.

                                                                    (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


(2) Description of the Plan

    The Plan is a defined contribution plan sponsored by TCI. The Plan enables participating employees to acquire a proprietary interest in TCI and to receive benefits upon retirement. In addition, the Plan includes a salary deferral feature in respect of employee contributions. At December 31, 1993, there were 9,306 participants in the Plan and 13,679 employees were eligible to participate. Due to the December 2, 1991 merger between TCI and United Artists Entertainment Company ("UAE"), eligible UAE employees who remained with TCI were allowed to participate in the Plan effective January 1, 1992. Under the terms of the Plan, employees are eligible for participation after one year of service (if at least 21 years old and work a minimum of 1,000 hours per year) and the normal retirement age is 65 years. Participants may contribute up to 10% of their compensation, as defined, to the Plan. TCI (by annual resolution of the Board of Directors) may contribute up to 100% of the participant contributions. Forfeitures (due to participants' withdrawal prior to full vesting) are used to reduce TCI's otherwise determined contributions. Such forfeitures amounted to $455,621, $170,913 and $143,102 for the years ended December 31, 1993, 1992 and 1991, respectively. Participant contributions are fully vested. Generally, participants acquire a vested right in TCI contributions as follows:

                                                    Vesting
             Years of service                      percentage
             ----------------                      ----------
             Less than 1                                0
                  1-2                                  20
                  2-3                                  30
                  3-4                                  45
                  4-5                                  60
                  5-6                                  80
                  6 or more                           100

    Although TCI has not expressed an intent to terminate the Plan, it may do so at any time. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

(3) Other Marketable Securities

    On January 30, 1985, TCI distributed all of the issued and outstanding shares held by TCI of the capital stock of Republic Pictures Corporation, a majority-owned subsidiary of TCI prior to the distribution, to TCI's shareholders of record on January 14, 1985.

    In early 1987, WestMarc Communications, Inc. ("WestMarc"), a wholly-owned subsidiary of TCI, distributed all of the issued and outstanding shares of the capital stock of General Communication, Inc. ("GCI"), a wholly-owned subsidiary of WestMarc prior to the distribution, to WestMarc's shareholders of record on December 29, 1986.

                                                                    (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


    During 1991, Liberty Media Corporation ("Liberty"), an indirect wholly-owned subsidiary of TCI, distributed transferable exchange rights to holders of TCI common stock, convertible securities and employee options. These transferable exchange rights were distributed on the basis of one exchange right for every 200 shares of TCI Class A or Class B common stock held or issuable upon conversion of convertible securities or exercise of options. Each exchange right permitted the holder, subject to the terms and conditions of the exchange offers described in the Prospectus/Offering Circular and related Letters of Transmittal that accompanied the exchange rights, to tender sixteen shares of TCI Class A or Class B common stock to Liberty in exchange for one share of the same class of Liberty common stock. Since the Plan held in excess of six million shares of TCI Class A common stock at the time of such rights distribution, it received over 30,000 Class A exchange rights. The Trustee disposed of such exchange rights for nominal consideration.

(4) Change in Unrealized Appreciation

    Unrealized appreciation of TCI Class A common stock for the years ended December 31, 1993, 1992 and 1991, is calculated as follows:

                                                       1993                   1992               1991
                                                    ------------           ----------         ----------
             End of year                            $ 99,068,037           54,542,018         42,177,377
             Change in unrealized
               appreciation of
               distributions                          19,883,720           16,237,269         10,464,603
             Less beginning of year                   54,542,018           42,177,377         28,514,425
                                                    ------------           ----------         ----------
                                                    $ 64,409,739           28,601,910         24,127,555
                                                    ============           ==========         ==========


(5) Transfers from Other Plans

    TCI has certain subsidiaries that maintain separate retirement savings plans. Participants in a subsidiary plan may elect, on a quarterly basis to transfer their entire account balance to the Plan. During 1993 and 1992, transfers to the Plan from such subsidiary plans aggregated $356,950 and $852,494, respectively.

(6) Reconciliation to Form 5500

    The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1993:

             Net Assets Available for Participant Benefits -
              financial statements                                                       $ 219,391,620


             Benefits payable to participants                                               (3,702,786)
                                                                                         -------------

             Net Assets Available for Participant Benefits -
              Form 5500                                                                  $ 215,688,834
                                                                                         =============



                                                                                                 (continued)


                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


    The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1993:

             Distributions to participants -
              financial statements                                          $ 24,449,331


             Reversal of prior year benefits
              payable to participants                                         (6,761,261)

             Current year benefits payable
              to participants                                                  3,702,786
                                                                            ------------
             Distributions to participants -
              Form 5500                                                     $ 21,390,856
                                                                            ============



(7) Subsequent Event

    As of January 27, 1994, TCI and Liberty entered into a definitive agreement to combine the two companies (the "Merger"). The transaction will be structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company ("TCI/Liberty"). TCI shareholders will receive one share of TCI/Liberty for each of their shares. Liberty common shareholders will receive 0.975 of a share of TCI/Liberty for each of their common shares. The Merger is subject to the approval of both sets of shareholders as well as various regulatory approvals and other customary conditions. Subject to timely receipt of such approvals, which cannot be assured, it is anticipated the closing of the Merger will take place during 1994.

    In connection with the Merger, TCI will take all actions necessary to amend the Plan prior to the effective date of the Merger to provide that the Plan will not purchase any capital stock of TCI at or after the effective date of the Merger. By virtue of the Merger, each share of TCI common stock held by the Plan at the effective date of the Merger will be converted into the right to receive one share of the same class of TCI/Liberty common stock. After the effective date of the Merger, the Plan will be adopted by TCI/Liberty.

                                                                      Schedule 1


                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                                Plan Investments

                               December 31, 1993


Investment securities                                            Shares                Cost                 Market
- - ---------------------                                          ----------           ----------            ----------
    Common Stocks
    -------------

       Tele-Communications, Inc.
          Class A                                              7,207,399           $ 118,955,783         $ 218,023,820
       Republic Pictures Corporation
          Class A                                                 25,190                  29,040               318,024
       General Communication, Inc.
          Class A                                                131,553                 169,480               624,877
       General Communication, Inc.
          Class B                                                 16,945                  53,244                67,780
                                                                                   -------------         -------------

    Total investments in common stocks                                             $ 119,207,547         $ 219,034,501
                                                                                   =============         =============
    Cash Equivalents
    ----------------

      Short Term Investment Co.                                1,405,122           $   1,405,122         $   1,405,122
                                                                                   =============         =============


See accompanying independent auditors' report.

                                                                      Schedule 2


                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                            Reportable Transactions

                 Years ended December 31, 1993, 1992 and 1991



                                           Purchases                                    Sales
                                   -----------------------------     -------------------------------------------
                                                                                                       Realized
                                     Shares             Cost           Shares         Proceeds           Gain
                                   ----------        -----------     ----------     -----------       ----------
For the year ended:

December 31, 1993:
   Short-term Investment Co.       32,788,180       $ 32,788,180     32,834,596     $ 32,834,596            --
   TCI Class A common stock         1,394,635       $ 33,202,815             --               --            --

December 31,1992:
   Short-term Investment Co.       25,698,879       $ 25,698,879     25,075,428     $ 25,075,428            --
   TCI Class A common stock         1,477,866       $ 26,895,107             --               --            --

December 31, 1991:
   Short-term Investment Co.       14,727,178       $ 14,727,178     14,151,429      $14,151,429            --
   TCI Class A common stock         1,001,549       $ 14,992,916             --               --            --

See accompanying independent auditors' report.

                                 EXHIBIT INDEX



Shown below is the exhibit which is filed as a part of this Report -

     23 - Consent of KPMG Peat Marwick